Exhibit 99.1

ASML reports EUR 2.6 billion sales at 43.0% gross margin in Q2
Stronger Logic compensates for Memory weakness; 2019 total sales view unchanged

VELDHOVEN, the Netherlands, July 17, 2019 - today ASML Holding N.V. (ASML) publishes its 2019 second-quarter results.

•	Q2 net sales of EUR 2.6 billion, net income of EUR 476 million, gross margin 43.0 percent

•	ASML expects Q3 2019 net sales of around EUR 3.0 billion and a gross margin between 43 percent and 44 percent

(Figures in millions of euros unless otherwise indicated)	Q1 2019	Q2 2019
Net sales	2,229	2,568
...of which Installed Base Management sales [1]	540	717

New lithography systems sold (units)	43	41
Used lithography systems sold (units)	5	7

Net bookings	1,399	2,828

Gross profit	928	1,105
Gross margin (%)	41.6	43.0

Net income	355	476
EPS (basic; in euros)	0.84	1.13

End-quarter cash and cash equivalents and short-term investments	3,275	2,335
(1) Installed Base Management sales equals our net service and field option sales.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement
"Our second-quarter sales came in within guidance and the gross margin came in above guidance, helped by improved EUV manufacturing results and higher field upgrade sales, which more than compensates the negative mix effect in comparison with Q1.
"For the remainder of the year we see further weakness in Memory, while Logic looks stronger. We expect that the increased demand in Logic will compensate for the decreased demand in Memory. The additional growth in Logic is driven by accelerated investments in 7 nm nodes and beyond.
"We received ten orders for EUV systems during the second quarter, some of which are slated for use in the production of DRAM devices.
"Our 2019 total sales view remains unchanged and we continue to see 2019 as a growth year," said ASML President and Chief Executive Officer Peter Wennink.

Q2 2019 product and business highlights

•	For EUV, on the NXE:3400C, we recently demonstrated >170 wafers per hour at ASML as well as >2,000 wafers per day under customer memory production conditions.

•
ASML and Mitsui Chemicals have agreed that ASML will license the EUV pellicle assembly technology to Mitsui Chemicals. Mitsui Chemicals is able to assemble and sell pellicles in high volume to our lithography customers. In parallel, ASML will continue to develop next generations of pellicle membranes with its partners, which is expected to enable improved performance of EUV pellicles.

Outlook
For the third quarter of 2019, ASML expects net sales around EUR 3.0 billion, and a gross margin of between 43 percent and 44 percent. ASML also expects R&D costs of around EUR 495 million, and SG&A costs of around EUR 125 million. Our estimated annualized effective tax rate is around 9 percent for 2019.

Update share buyback program
As part of ASML’s financial policy to return excess cash to shareholders through dividends and regularly timed share buybacks, in January 2018 ASML announced its intention to purchase up to EUR 2.5 billion of shares, to be executed within the 2018–2019 time frame. ASML intends to cancel these shares after repurchase, with the exception of up to 2.4 million shares, which will be used to cover employee share plans.
Through June 30, 2019, ASML has acquired 7.5 million shares under this program for a total consideration of EUR 1.2 billion.
The current program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Lucas van Grinsven +31 6 1019 9532	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Craig DeYoung +852 2295 1168

Quarterly video interview and investor and media conference call
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the Q2 2019 results, which can be viewed on www.asml.com.
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen on July 17, 2019 at 15:00 Central European Time / 09:00 US Eastern Time. To register for the call and to receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 24,200 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of June 30, 2019, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and six-month period ended June 30, 2019 as presented in this press release are unaudited.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting of income taxes.
Today, July 17, 2019, ASML also published the Statutory Interim Report for the six-month period ended June 30, 2019. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the
Netherlands, and includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34 as adopted by the European Union 'Interim Financial Reporting', an Interim Management Board Report and a Managing Directors' Statement and is available on www.asml.com.
Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, outlook, bookings, financial results and effective tax rate, annual revenue opportunity in 2020 and through 2025 and growth opportunity, expected trends in end markets, products and segments, including memory and logic, expected industry and business environment trends, the expected continuation of Moore’s law and the expectation that EUV will continue to enable Moore’s law and drive long term value for ASML, the expected trends in the technologies ASML uses and is developing and their expected benefits, and the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing dividends. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase progress and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.